MUTUAL OF AMERICA SECURITIES LLC

(A Wholly Owned Subsidiary of Mutual of America Holding Company, LLC, which is a wholly owned subsidiary of Mutual of America Life Insurance Company)

Statement of Financial Condition

December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

CONTENTS OF REPORT

This report ** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Member's Equity.
- ☐ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Subordinated Liabilities.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemptive Provision under Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-43278

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Mutual of America Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Miseo — 212-224-1879 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Equity Member and Board of Managers
Mutual of America Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mutual of America Securities LLC (the Company) (a wholly owned subsidiary of Mutual of America Holding Company LLC, which is a wholly owned subsidiary of Mutual of America Life Insurance Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2002.

New York, New York
March 30, 2022

OATH OR AFFIRMATION

I, Brian Severin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Mutual of America Securities LLC, as of December 31, 2021 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Brian Severin
Chairman, President and
Chief Executive Officer

Notary Public

CHRISTOPHER M. MISEO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01-MI4899484
QUALIFIED IN NEW YORK COUNTY
CERT. FILED IN NEW YORK COUNTY
COMMISSION EXPIRES AUGUST 29, 2023

MUTUAL OF AMERICA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2021

ASSETS

ASSETS:	
Cash	$ 331,690
Investment in mutual fund (cost $1,545,076)	1,543,444
Due from affiliates	131,319
Other assets	198,204
Total assets	$ 2,204,657

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
General expenses and other liabilities	$ 218,344
Due to affiliates	141,552
Total liabilities	359,896
MEMBER'S EQUITY:	
Member's capital	$ 8,486,241
Accumulated member's deficit	(6,641,480)
Total member's equity	1,844,761
Total liabilities and member's equity	$ 2,204,657

The accompanying notes are an integral part of this financial statement.

MUTUAL OF AMERICA SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

1. ORGANIZATION

Mutual of America Securities LLC (the "Company") was established on June 29, 1990, pursuant to Delaware General Corporation Law. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Mutual of America Holding Company, LLC (the "Parent"), which is a wholly owned subsidiary of Mutual of America Life Insurance Company ("Mutual of America").

The Company is chartered as an introducing broker-dealer on behalf of affiliated companies with respect to transactions in listed and over-the-counter equity securities. The Company will not operate as an introducing broker-dealer until and unless its Board of Managers adopts controls and procedures governing its operations as an introducing broker dealer. Through December 16, 2020 the Company acted as the sole distributor for the Mutual of America Institutional Funds, Inc. ("Institutional Funds") series of mutual funds. On that date, the Institutional Funds were merged into the Mutual of America Investment Corporation ("Investment Corporation"), an affiliated entity.

Effective October 1, 2020 the Company became the sole distributor of both Investment Corporation and the Mutual of America Variable Investment Portfolios ("VIP Funds"), also an affiliated entity. Effective October 1, 2020 the Company also became the sole distributor of the Mutual of America Variable Insurance products.

2. SIGNIFICANT ACCOUNTING POLICIES

Investments

The Company's investment portfolio consists of an investment in a bond mutual fund sponsored by Mutual of America Investment Corporation, an affiliated entity, which is carried at fair value. Security transactions for the Company's portfolio are recorded on a trade date basis. Dividend income is recorded when declared. Changes in fair value are included in total income.

The Company values its investment at net asset value.

Other Assets

Other assets consists of prepaid assets and receivables.

Estimates by Management

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the recorded amounts as of and for the year ended December 31, 2021. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, "Net Capital Requirements for Brokers or Dealers" (the "Rule"), which requires the maintenance of minimum net capital of the greater of $25,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $1,273,721, which was $1,248,721 in excess of its required net capital. The Company had aggregate indebtedness of $359,896 at December 31, 2021; the ratio of aggregate indebtedness to net capital was 0.2826 to 1.

4. RULE 15c3-3 EXEMPTION

Rule 15c3-3 of the Securities Exchange Act of 1934 defines customer protection and mandates reserves, which the broker-dealer must maintain, as well as the proper custody of customers' securities.

The Company is exempt from this Rule under section (k)(1) because it is an introducing broker-dealer that does not hold funds or safe-keep customer securities.

5. INCOME TAXES

The Company is a Delaware Limited Liability Company (“LLC”) and for federal income tax purposes it is treated as a disregarded entity of Mutual of America. Its financial results are included in the federal and state income tax returns of Mutual of America, as applicable.

6. RELATED PARTY TRANSACTIONS

Mutual of America has incurred expenses in connection with the use of its personnel, services, property and facilities on behalf of the Company. Mutual of America allocates these expenses at cost to the Company each month, and the Company reimburses these expenses to Mutual of America at cost periodically. The Company receives revenue from Mutual of America Capital Management LLC which cannot exceed 50% of the costs it incurs in conjunction with its operations as the principal underwriter and distributor of the Investment Corporation Funds and VIP Funds. The Company also receives revenue from Mutual of America equal to 50% of the expenses they incur as the principal distributor of the Variable Insurance Products offered by Mutual of America.

Balances between the Company and its affiliates are generally settled on a monthly basis, which results in an open due from and/or due to affiliates at December 31, 2021.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 30, 2022, the date the financial statements were issued, and no events have occurred subsequent to the date of the Statement of Financial Condition that would require adjustment to or disclosure in the financial statements.